

February 25, 2011

VIA US MAIL and FACSIMILIE to 724.352.5764

Mr. Craig A. Creaturo
Chief Financial Officer and Treasurer
II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, Pennsylvania 16056

> **Re:** **II-VI Incorporated**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 27, 2010**
> **File No. 000-16195**

Dear Mr. Creaturo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Note A. Nature of Business and Summary of Significant Accounting Policies, Accounts Receivable and Warranty Reserve, page 53

1.   You present a rollforward of your warranty reserve on page 54 that includes the beginning and ending balance and a single line for net expenses, credits and write-offs. Please tell us how you considered the amounts required to be presented per ASC 460-10-50-8(c).

Note C. Acquisitions, page 59

2.   You disclose on page 60 that the fair values for the tangible and intangible assets' acquired in the Photop Technologies' acquisition were determined based upon third party appraisals. Please describe to us the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

3.   You present supplemental pro forma consolidated results of operations as if the Photop acquisition had occurred July 1, 2007 for 2010, 2009 and 2008. Please tell us why you present three years of pro forma information and why you used July 1, 2007 for each presentation and not as of the beginning of the reporting period. Refer to ASC 805-10-50-2(h).

4.   Further, please tell us why you did not disclose the amount of earnings of Photop since the acquisition date included in your statement of operations for 2010. Refer to ASC 805-10-50-2(h)(1).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3212 with any questions.

Sincerely,

/s/Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief